EXHIBIT 99.1

FOR IMMEDIATE RELEASE

PRESS RELEASE

MAGAL RECEIVES $1.5 MILLION ORDER
FOR SECURING OIL & GAS FACILITY IN COLOMBIA

YAHUD, Israel – Nov. 13th, 2013 -- Magal Security Systems, Ltd. (NASDAQ GM: MAGS) announced today that it recently received a $1.5 million order for securing a critical oil and gas site in Colombia.

The order is for the build, commissioning and support of a full security solution for a Colombian onshore oil and gas facility. It includes cameras, access control, communication and a Command and Control application. Magal has been contracted to provide services for an initial 15 month period with potential to extend the service beyond this timeframe.

Eitan Livneh, President and CEO of Magal S3, commented: “We are encouraged by this new order coming from recently established operations in Colombia. It validates our strategy of having a local presence in our targeted regions, where we intend to deliver solutions and execute projects.”

About Magal S3

Magal S3 is a leading international provider of solutions and products for physical and cyber security, safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made solutions and turnkey projects to hundreds of satisfied customers in over 80 countries in some of the world’s most demanding locations.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation cutting edge Physical Security Information Management system (PSIM). The solutions leverage our broad portfolio of homegrown Perimeter Intrusion Detection Systems (PIDS), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

For more information:

Magal Security Systems Ltd.
Eitan Livneh, CEO
Tel: +972-3-539-1421
Cell: +972-54-430-7370
Assistant: Ms. Elisheva Almog
E-mail: ElishevaA@magal-s3.com
Web: www.magal-s3.com

CCG Investor Relations
Ehud Helft/Kenny Green
Tel: (US) +1 646 201 9246
Int’l dial: +972 3 607 4717
E-mail: magal@ccgisrael.com